EXHIBIT 10.35
Vitria Technology, Inc.
Non-Employee Director Compensation Policy
Effective: January 12, 2006
Purpose
In order to recruit and retain qualified members for the Board of Directors of Vitria Technology, Inc. (the “Company”), the Board of Directors believes it is in the best interests of the Company and its stockholders to implement a program to compensate non-employee directors for their services.
Cash Retainer
Each non-employee director shall receive a quarterly cash retainer of eight thousand dollars ($8,000).
The Chairman of the Board of Directors (who shall also serve as Chairman of the Strategic Committee after January 12, 2006) shall receive a monthly cash retainer of fifteen thousand dollars ($15,000).
Each non-employee director serving as chairman of a committee of the Board of Directors (other than the Strategic Committee) shall receive a quarterly cash retainer of two thousand five hundred dollars ($2,500).
Each non-employee director serving on the Strategic Committee shall receive one thousand dollars ($1,000) for each meeting of such committee (such payment to be retroactive to the establishment of the Strategic Committee). The Chairman of the Strategic Committee shall not be entitled to a per meeting fee for meetings after January 12, 2006.
Equity Compensation
An annual grant of a stock option to purchase 15,000 shares of Vitria common stock to be granted on August 31 of each year beginning on August 31, 2005. The stock option grant is conditioned on the non-employee director attending at least 75% of the meetings of the Board of Directors and each committee on which such non-employee director serves during the prior calendar year. The stock option grant will vest in equal monthly installments over a period of 36 months.
Reimbursement of Expenses
All non-employee directors are reimbursed for expenses incurred in connection with attendance at Board of Director and committee meetings.